UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of FEBRUARY, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  February 6, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           President and CEO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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          HALO IDENTIFIES 66-KM OF EM CONDUCTORS AT SHERRIDON, MANITOBA

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 6, 2007 - Marc Cernovitch, President and CEO of Halo Resources Ltd. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce the results of Condor Consulting Inc.'s (Condor) interpretation of the July 2006 geophysical survey covering the 200 square kilometer Sherridon VMS District in northern Manitoba.

Geotech carried out a helicopter-borne magnetic and VTEM survey covering over 2,700 line kilometers at a 100 m-line spacing. The VTEM heli-time domain EM system entered commercial service in late 2002 and has been proven to match or exceed the performance of existing airborne and ground EM technologies in identifying zones of high conductivity associated with sulphide ore bodies. Condor has developed Conductivity Depth Imaging and time constant analysis modeling techniques to aid in the discrimination between conductivity associated with mineralization versus background (non-economic overburden or host rock) responses that based on traditional interpretation methods may appear similar.

The Sherridon Property is prospective for volcanogenic massive sulphide (VMS) copper-zinc mineralization and hosts the past producing Sherridon Mine, which produced 7.7 million tonnes grading 2.46% copper and 0.8% zinc as well as several other known VMS deposits. VMS orebodies occur in clusters and are the target of Halo's exploration program.

Condor reports "Based on similar VMS settings, there are a larger than normal number of Priority 1 and Priority 2 targets due to several factors. The main reason is that there are simply a significant number of quality targets that are present in the environment which show a strong geophysical similarity to areas of known mineralization. Another reason is that unlike most VMS settings where long conductors (>1 km) can normally be downgraded as probable formational conductors, this is not possible at Sherridon, with the primary example being the Sherridon Mine ore body which is almost 4 km long."

Marc Cernovitch says "Application of advanced technology and the best available exploration tools will enhance Halo's ability to identify new base metal deposits and extend the known historical resources on the property. We are planning an aggressive program to follow up on the 66 line kilometers of conductors identified by Condor and our drilling program which started in November 2006 will continue throughout 2007."

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.


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                                      -2-


HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that comprises a combination of mature and grassroots VMS copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

Marc Cernovitch, President and CEO


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information" within the meaning of the United applicable Canadian securities lawsthat involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com






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